Exhibit 99 (b) (2)

Execution

Wells Fargo Bank, National Association

125 High Street, Suite 1100

Boston, Massachusetts 02110

CONFIDENTIAL

January 30, 2020

Stratosphere Holdco, LLC

c/o Kingswood Capital Management, LP

11777 San Vicente Blvd., Suite 650

Los Angeles, CA 90049

Attn: Mr. Alex Wolf, Managing Partner

Project Stratosphere

$240,000,000 Senior Secured Asset Based Facility

Commitment Letter

Ladies and Gentlemen:

You have advised Wells Fargo Bank, National Association (“Wells Fargo”, “we” or “us”) that a newly created entity, Stratosphere Holdco, LLC, a Delaware limited liability company (“Holdings” or “you”), formed at the direction of Kingswood Capital Management, LP and its affiliates (collectively, the “Sponsor”), intends to acquire (the “Acquisition”), directly or indirectly, all of the outstanding shares and any other equity interests of Stein Mart, Inc., a Florida corporation (the “Target”), pursuant to the Merger Agreement whereby Stratosphere Merger Sub, Inc., a Florida corporation and wholly-owned subsidiary of Holdings (“Merger Sub”), will merge with and into the Target as more fully described in the Transaction Summary attached hereto as Exhibit A (the “Transaction Description”). You have further advised us that, in connection with the foregoing, you intend to consummate the other Transactions described in the Transaction Description. Capitalized terms used but not defined herein shall have the meanings assigned to them in the (i) Transaction Description, (ii) that certain Second Amended and Restated Credit Agreement, dated as of February 3, 2015 (as amended from time to time prior to the date hereof, the “Existing ABL Credit Agreement”), by and among the Target, the other borrowers party thereto, the guarantors party thereto, the lenders party thereto and Wells Fargo, as administrative agent, (iii) the Agreed Changes to the Existing ABL Credit Agreement attached hereto as Exhibit B (the “Agreed Modifications”), or (iv) the Summary of Conditions Precedent attached hereto as Exhibit C (the “Summary of Conditions Precedent”; this ABL Commitment Letter, the Transaction Description, the Agreed Modifications and the Summary of Conditions Precedent, collectively, this “ABL Commitment Letter”).

1.	Commitments and Agency Roles; Fees

You hereby appoint Wells Fargo to act as sole and exclusive administrative agent (in such capacity, the “ABL Administrative Agent”) and arranger (in such capacity, the “Arranger”) for the senior secured asset based facility contemplated herein (the “ABL Facility”). Wells Fargo is pleased to advise you of its commitment to provide to the Borrowers with 100% of the commitment amount of the ABL Facility, on the terms set forth in this ABL Commitment Letter, with the occurrence of the Closing Date and initial funding thereunder to be subject solely to the conditions identified in the Summary of Conditions

Precedent (subject to the Certain Funds Provisions). You agree that no other titles will be awarded and, except as set forth in the fee letter between Wells Fargo and you (the “ABL Fee Letter”) and in the ABL Facility Documentation, no compensation will be paid in connection with the ABL Facility unless you and we shall so agree in writing.

As consideration for the commitment of Wells Fargo and the agreements of the Arranger and the ABL Administrative Agent to perform the services described herein, you agree to pay (or cause to be paid) the fees set forth in the ABL Fee Letter and the ABL Facility Documentation, if and to the extent payable. Once paid, such fees shall not be refundable except as otherwise agreed in writing by us and you.

2.	Conditions Precedent

The availability of the ABL Facility on the Closing Date is subject solely to the conditions set forth in the Summary of Conditions Precedent (the date on which each of such conditions is satisfied or waived, the “Closing Date”). Notwithstanding anything in this ABL Commitment Letter, the ABL Facility Documentation or any other letter agreement or other undertaking concerning the financing of the Transactions contemplated hereby to the contrary, (a) the only representations the accuracy of which shall be a condition to the availability of the ABL Facility on the Closing Date shall be (i) the representations made by or with respect to the Target or its subsidiaries in the Merger Agreement in connection with the Acquisition as are material to the interests of the Lenders, but only to the extent that (x) you or any of your affiliates have the right to terminate your or their obligations under the Merger Agreement or not to consummate the Acquisition as a result of a breach of such representations in the Merger Agreement or (y) the breach of such representation results in a failure of a condition precedent to your (or your affiliates’) obligations to consummate the Acquisition (to such extent, the “Specified Merger Agreement Representations”) and (ii) the Specified Representations (as defined below), and (b) the terms of the ABL Facility Documentation shall be consistent with the Certain Funds Provisions and shall be in a form such that they do not impair the availability of the ABL Facility on the Closing Date if the conditions set forth in the Summary of Conditions Precedent are satisfied or waived by the Arranger (it being understood that, to the extent any security interest in or with respect to any collateral is not or cannot be perfected on or before the Closing Date (other than (i) the perfection of security interests in assets with respect to which a lien may be perfected by the filing of a UCC financing statement, (ii) the perfection of security interests in federally registered intellectual property with respect to which a lien may be perfected by the filing of an intellectual property security agreement with the United States Patent and Trademark Office and (iii) the perfection of security interests in capital stock and other certificated equity securities with respect to which a lien may be perfected by the delivery of a stock or other certificate, together with a stock power or other applicable assignment separate from certificate duly executed in blank to the extent possession of such certificates perfects a security interest therein (provided, that certificates and related stock powers of any of the Target entities will be required to be delivered to the TL Agent on the Closing Date, subject to the Intercreditor Agreement, only to the extent received from such Target entity after your use of commercially reasonable efforts to obtain such certificates on or prior to the Closing Date, and if any such stock certificates are not delivered on the Closing Date, then such stock certificates and accompanying stock powers will be required to be delivered to the TL Agent within five (5) business days following the Closing Date (or such longer period as may be agreed by the ABL Administrative Agent)) after your use of commercially reasonable efforts to do so, then the perfection of a security interest in such collateral shall not constitute a condition precedent to the availability of the ABL Facility on the Closing Date, but instead shall be required to be perfected after the Closing Date pursuant to arrangements and timing to be mutually agreed by the ABL Administrative Agent and the Borrowers acting reasonably (and, in any event, within 90 days after the Closing Date in the case of any deposit account control agreement or securities account control agreement and 60 days after the Closing Date in all other cases (or such longer period as may be agreed by the ABL Administrative Agent in its reasonable discretion)). For purposes hereof, “Specified Representations” means the representations and

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warranties of the ABL Loan Parties in the ABL Facility Documentation (after giving effect to the Acquisition) relating to organization; requisite power and authority; organizational existence of the ABL Loan Parties; due authorization, execution, delivery and enforceability, in each case, related to the entering into and performance of the ABL Facility Documentation by the ABL Loan Parties; no conflicts by the ABL Facility Documentation with the ABL Loan Parties’ organizational documents, applicable law or any order, judgment, or decree of any court or other governmental authority binding on any ABL Loan Party or its subsidiaries; receipt of governmental approvals; Federal Reserve margin regulations; the Investment Company Act; the PATRIOT Act; use of proceeds not violating anti-terrorism laws and money laundering activities and laws applicable to sanctioned persons or entities; subject to the limitations set forth in the preceding sentence, creation, effectiveness, validity and perfection of first priority liens under the security documents (subject, as to priority, to specified customary permitted liens under the ABL Facility Documentation and in the case of Term Loan Priority Collateral, second priority liens to the extent provided in the Intercreditor Agreement); and solvency of the ABL Loan Parties on a consolidated basis on the Closing Date after giving effect to the Transactions. Notwithstanding anything to the contrary contained herein, to the extent that any of the Specified Merger Agreement Representations are qualified or subject to “material adverse effect”, the definition thereof shall be “Company Material Adverse Effect”, as defined in the Summary of Conditions Precedent, for purposes of any representations and warranties made or to be made on, or as of, the Closing Date. This paragraph, and the provisions herein, shall be referred to as the “Certain Funds Provision”.

3.	Information

You represent, warrant and covenant (with respect to any information relating to the Target, to the best of your knowledge) that (i) all information (other than general market and industry information, Projection Materials and similar forward-looking information) that has been or will be made available to the ABL Administrative Agent, the Lenders or any of their respective affiliates directly or indirectly by or on behalf of you, any other Parent Company, Merger Sub, the Target, the Sponsor or any of their respective affiliates in connection with the Transactions is, when taken as a whole after giving effect to all supplements and updates provided thereto, and will be, when taken as a whole, complete and correct in all material respects and does not and will not, when furnished, supplemented or updated, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading in light of the circumstances under which such statements are made and (ii) the projections and other forward looking information that have been or will be made available directly or indirectly to the ABL Administrative Agent, the Lenders or any of their respective affiliates by or on behalf of you, any other Parent Company, Merger Sub, the Target, the Sponsor or any of their respective affiliates (collectively, the “Projection Materials”) have been and will be prepared in good faith based upon assumptions that are believed by the preparer thereof to be reasonable when made and when made available to the ABL Administrative Agent, the Lenders and their respective affiliates (it being recognized that (x) the Projection Materials are merely a prediction as to future events, are provided in good faith and are based on assumptions not to be viewed as facts, (y) the Projection Materials are subject to significant uncertainties and contingencies, many of which are beyond the control of you, the other Parent Companies, Merger Sub, the Sponsor, and/or the Target, and (z) no assurance can be given that any particular Projection Materials will be realized and that actual results during the period or periods covered by such projections may vary from the projected results and such differences may be material). You agree that if at any time prior to the Closing Date you become aware that any of the representations in the preceding sentence would be incorrect in any material respect if made at such time, then you will (or, with respect to information or projections relating to the Target, its subsidiaries or their respective operations or assets, use your commercially reasonable efforts to cause the Target to) promptly supplement, or cause to be supplemented, the information and projections so that such representations will be correct in all material respects, when taken as a whole, in light of the circumstances in which statements are made. The accuracy of the foregoing representations, whether or not supplemented, shall

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not be a condition to our obligations hereunder unless the inaccuracy results in an express condition hereunder otherwise not having been satisfied. You understand that in providing our services pursuant to this ABL Commitment Letter, we may use and rely on the information and projections without independent verification thereof.

4.	Indemnification; Expense Reimbursement

To induce us to enter into this ABL Commitment Letter and the ABL Fee Letter and to proceed with the ABL Facility Documentation, you hereby agree to indemnify, defend and hold harmless the Arranger, the ABL Administrative Agent, each Lender (including, in any event, Wells Fargo) and their respective affiliates and each partner, member, trustee, shareholder, director, officer, employee, advisor, representative, agent, attorney and controlling person thereof (each of the above, an “Indemnified Person”) from and against any and all actions, suits, proceedings (including any investigations or inquiries), claims, losses, damages, liabilities, costs or expenses (limited in the case of legal fees and expenses, as set forth below), joint or several, of any kind or nature whether or not brought or threatened by you, any other Parent Company, Merger Sub, the Target, the Sponsor, any of the ABL Loan Parties, any of their respective affiliates or any other person or entity and which may be incurred by or asserted against or involve any Indemnified Person (whether or not any Indemnified Person is a party to such action, suit, proceeding or claim) as a result of or arising out of or in any way related to or resulting from the Acquisition, this ABL Commitment Letter, the ABL Fee Letter, the ABL Facility, the Transactions or any related transaction contemplated hereby or thereby or any use or intended use of any proceeds of the ABL Facility (it being agreed that you shall not be liable for legal fees and expenses of more than one law firm, on behalf of the Indemnified Persons, taken as a whole, as well as any necessary local or special counsel, as the case may be and solely in the event of an actual or perceived conflict of interest where the Indemnified Person affected by such conflict notifies you of the existence of such conflict and thereafter retains its own counsel, by such other one firm of counsel for such affected Indemnified Person, as well as any necessary local or special counsel); provided, that you will not have to indemnify an Indemnified Person against any claim, loss, damage, liability or expense to the extent the same resulted from (x) the gross negligence, bad faith or willful misconduct of such Indemnified Person (to the extent determined by a court of competent jurisdiction in a final and non-appealable judgment), (y) a material breach by such Indemnified Person of its obligations under this ABL Commitment Letter as determined by a court of competent jurisdiction in a final and non-appealable judgment or (z) a dispute solely among Indemnified Persons (other than a claim against Wells Fargo solely in its capacity as ABL Administrative Agent or Arranger or any other similar role in connection with this ABL Commitment Letter, the ABL Facility, the Transactions or any related transactions contemplated hereby or thereby or any use or intended use of the proceeds of the ABL Facility) not arising out of any act or omission on the part of you, any other Parent Company, Merger Sub or your or its affiliates).

Notwithstanding any other provision of this ABL Commitment Letter, no Indemnified Person will be responsible or liable to you or any other person or entity for damages arising from the use by others of any information or other materials obtained through internet, electronic, telecommunications or other information transmission systems and no Indemnified Person shall be liable for any indirect, special, punitive or consequential damages (including, without limitation, any loss of profits, business or anticipated savings) in connection with the Acquisition, this ABL Commitment Letter, the ABL Fee Letter, the ABL Facility, the Transactions or any related transaction contemplated hereby or thereby.

In consideration of the issuance of this ABL Commitment Letter by Wells Fargo, you hereby agree to reimburse Wells Fargo from time to time upon demand for all reasonable, documented, out-of-pocket costs and expenses of Wells Fargo (it being understood that you shall not be liable for legal fees and expenses of more than one law firm, on behalf of Wells Fargo and the Lenders, as well as any local or special counsel, as the case may be, determined to be necessary by Wells Fargo), including, without limitation, in connection with financial, accounting, business, legal and other due diligence, search and filing fees, any consulting engagements and legal documentation associated with the ABL Facility, regardless of whether the Transactions are consummated.

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Your indemnity and reimbursement obligations under this Section 4 will be in addition to any liability which you may otherwise have and will be binding upon and inure to the benefit of the successors, assigns, heirs and personal representatives of you and the Indemnified Persons.

5.	Exclusivity

From the date hereof until the earliest of: (a) the mutual written agreement of the parties hereto not to pursue the execution of the ABL Facility Documentation; (b) the consummation of the ABL Facility Documentation in accordance with the terms hereof; and (c) the End Date (as defined below), you (i) shall not, and shall cause your affiliates, agents, representatives, counsel, consultants and advisors and any other person acting on your or their behalf not to, other than pursuant to this ABL Commitment Letter, directly or indirectly solicit, participate in any negotiations or discussions with or provide or afford access to information to any third party with respect to, or otherwise facilitate, encourage or accept any offers for or otherwise affect the ABL Facility or any alternative debt financing arrangements in connection with the Transactions (other than the Rollover Investment (as defined in the Merger Agreement) and the TL Facility) that would have the effect of replacing the capital required to finance the Transactions or similar transactions, and (ii) shall terminate or have terminated prior to the date hereof, and shall cause your affiliates, agents, representatives, counsel, consultants and advisors and any other person acting on your or their behalf to terminate, any agreement or arrangement related to the foregoing to which you or your affiliates are parties, as well as any activities and discussions related to the foregoing as may be continuing on the date hereof with any party other than us and our representatives.

6.	Assignments

This ABL Commitment Letter may not be assigned by you or us without the prior written consent of the other party (and any purported assignment without such consent will be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person (including your equity holders, employees or creditors) other than the parties hereto (and any Indemnified Person). This ABL Commitment Letter may not be amended or any term or provision hereof waived or modified except by an instrument in writing signed by each of the parties hereto.

Notwithstanding the foregoing, Wells Fargo shall have the ability to assign, prior to the Closing Date, all or any portion of its commitments and agreements hereunder to any of its affiliates; provided, that, (i) no assignment shall reallocate, reduce or release Wells Fargo’s obligation to make available its entire commitment hereunder should any such affiliate or Lender fail to do so on the Closing Date, (ii) no assignment shall be made to any Disqualified Institution and (iii) Wells Fargo shall maintain exclusive control over all rights and obligations with respect to its commitment in respect of the ABL Facility, including all rights with respect to consents, modifications, supplements, waivers and amendments, until the Closing Date has occurred. Any assignment that is made in accordance with this paragraph shall be referred to as a “Permitted Assignment.”

“Disqualified Institution” means (a) an entity designated by the Sponsor, by written notice delivered to the Arranger on or prior to the date of this ABL Commitment Letter, as a disqualified institution, (b) any other entity designated by the Sponsor, by written notice delivered to ABL Administrative Agent from time to time, that is an operating company engaged in similar business operations as the Target or its respective subsidiaries which is a competitor of the Target or (c) any entity that is reasonably identifiable, solely on the basis of such entity’s name, as an affiliate of any entity referred to in clauses (a) or (b) above or are identified as such in writing by or on behalf of the Sponsor; provided, however, that (i) in no event

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shall any bona fide debt fund, investment vehicle, regulated banking entity or non-regulated lending entity that is primarily engaged in making, purchasing, holding or otherwise investing in commercial loans or bonds and/or similar extensions of credit in the ordinary course of business be a Disqualified Institution unless such entity is identified under clause (a) above and (ii) no such designation shall apply to retroactively disqualify any entity who previously acquired, and continues to hold, any loans commitments or participations in respect of the ABL Facility. Notwithstanding the foregoing, ABL Administrative Agent shall not have any responsibility or obligation to determine whether any Lender or potential Lender is a Disqualified Institution and the ABL Administrative Agent shall not have any liability with respect to any assignment made to a Disqualified Institution.

7.	USA PATRIOT Act Notification

The Arranger notifies you, each other Parent Company and the ABL Loan Parties that, pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (as amended, supplemented or modified from time to time, the “Patriot Act”), the ABL Administrative Agent and each Lender may be required to obtain, verify and record information that identifies you, each other Parent Company, Merger Sub, the ABL Loan Parties, and their equity owners, including the name, address and tax identification number of each such person and other information that will allow the ABL Administrative Agent and each Lender to identify you, each other Parent Company and the ABL Loan Parties in accordance with the Patriot Act, Proceeds of Crime Act and other applicable “know your customer” and anti-money laundering domestic and foreign rules and regulations. This notice is given in accordance with the requirements of the Patriot Act and the Proceeds of Crime Act and is effective for the ABL Administrative Agent and each Lender. You agree to provide the ABL Administrative Agent and each Lender, prior to the Closing Date, with all documentation and other information required by ABL Administrative Agent or such Lender under “know your customer” and anti-money laundering rules and regulations, including, without limitation, the PATRIOT Act and the Proceeds of Crime Act.

8.	Confidentiality; Sharing Information; Affiliate Activities; Absence of Fiduciary Relationship

Please note that this ABL Commitment Letter (including the terms and substance of the ABL Commitment Letter) and any other written communications provided by the Arranger or any of its affiliates in connection with the Transactions are exclusively for the information of your board of directors (or equivalent governing body) and senior management and may not be disclosed to any other person or entity or circulated or referred to publicly without our prior written consent except, after providing written notice to the Arranger and with appropriate redactions as requested by the Arranger; provided that we hereby consent to your disclosure of (i) this ABL Commitment Letter and such communications to your and the Sponsor’s respective officers, directors, agents and advisors who are directly involved in the consideration of the ABL Facility to the extent you notify such persons of their obligation to keep this ABL Commitment Letter and such communications confidential and such persons agree to hold the same in confidence, (ii) with our prior consent, (iii) this ABL Commitment Letter and the contents hereof to the extent required by applicable law, rule or regulation, governmental or regulatory authority, subpoena or other compulsory legal process in each case based on the reasonable advice of your legal counsel (in which case, you agree, to the extent practicable and not prohibited by law, to inform us promptly thereof prior to disclosure) and (iv) this ABL Commitment Letter and the contents hereof in connection with the exercise of any remedy or enforcement of any rights hereunder or thereunder.

You acknowledge that some or all of the Arranger, its affiliates and funds that are advised by the Arranger are full service securities firms and as such may from time to time effect transactions, for their own account or the account of customers, and may hold positions in securities or indebtedness, or options thereon, of the Sponsor, the ABL Loan Parties and other companies that may be the subject of the Transactions. The Arranger and its affiliates will have economic interests that are different from or

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conflict with those of you, the other Parent Companies, Merger Sub, the Sponsor and the ABL Loan Parties regarding the transactions contemplated hereby, and you acknowledge and agree that the Arranger and its affiliates have no obligation to disclose such interests to you. You further acknowledge and agree that nothing in this ABL Commitment Letter or the nature of our services or in any prior relationship will be deemed to create an advisory, fiduciary or agency relationship between us, on the one hand, and you, the other Parent Companies, Merger Sub, your or its equity holders or your or its affiliates, on the other hand, and you, the other Parent Companies, Merger Sub, the ABL Loan Parties, your or their equity holders or your or their affiliates waive, to the fullest extent permitted by law, any claims you, Merger Sub, your or its equity holders or your or its affiliates may have against the Arranger and its affiliates for breach of fiduciary duty or alleged breach of fiduciary duty and agree that the Arranger and its affiliates will have no liability (whether direct or indirect) to you, the other Parent Companies, Merger Sub, the ABL Loan Parties, your or their equity holders or your or their affiliates in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on your behalf, including your equity holders, employees or creditors. You acknowledge that the Transactions (including the exercise of rights and remedies hereunder) are arm’s-length commercial transactions and that we are acting as principal and in our own best interests. You are relying on your own experts and advisors to determine whether the Transactions are in your best interests and are capable of evaluating and understanding, and you understand and accept, the terms, risks and conditions of the transactions contemplated hereby. In addition, you acknowledge that we may employ the services of our affiliates in providing certain services hereunder and may exchange with such affiliates information concerning you, the other Parent Companies, Merger Sub, the Target, the ABL Loan Parties and other companies that may be the subject of the Transactions and such affiliates will be entitled to the benefits afforded to us hereunder.

We shall, until the earlier of (i) two (2) years from the date hereof or (ii) the initial funding of the ABL Facility, treat confidentially in accordance with our customary procedures for handling confidential information, all non-public information received by us from you or your affiliates and representatives in connection with the Transactions and the financing transactions contemplated hereby; provided, that, upon the execution and delivery of the ABL Facility Documentation, the provisions of the ABL Facility Documentation shall govern the confidentiality matters described in this paragraph. Nothing herein shall prevent us from disclosing any such information (i) with your consent, (ii) subject to the provisions set forth in “Information” herein, to any Lenders or participants or prospective Lenders or participants, (iii) as required by the order of any court or administrative agency or in any legal, judicial or administrative proceeding where, in their reasonable judgment, disclosure is required by law or regulations (in which case such person shall promptly notify you of such disclosure to the extent permitted by law), (iv) as otherwise required by any applicable law, rule, regulation (including, without limitation, in connection with filings, submissions and any other similar documentation required or customary to comply with Securities and Exchange Commission filing requirements) or compulsory legal process, (v) upon the request or demand of any regulatory authority having jurisdiction over us or our affiliates or managed funds or otherwise in accordance with our or their regulatory practices or procedures, (vi) in connection with the proposed transactions and on a confidential basis to the shareholders, employees, directors, officers, legal counsel, Lenders, investors, independent auditors, professionals, advisors and other experts or agents of Wells Fargo or our affiliates or managed funds who are informed of the confidential nature of such information and are or have been advised of their obligation to keep information of this type confidential, (vii) to any of our respective affiliates and managed funds (provided, that any such affiliate or managed fund, as applicable, is advised of its obligation to retain such information as confidential), (viii) to industry trade organizations information with respect to the ABL Facility that is customary for inclusion in league table measurements, (ix) to the extent any such information (A) becomes publicly available other than by reason of a breach of the confidentiality obligations set forth in this paragraph, (B) was available to any Lender on a non-confidential basis prior to its disclosure to the Arranger by you or (C) was independently developed by the Arranger or any Lender without reliance on confidential information, (x) to rating agencies, (xi) for purposes of establishing any defense available under securities

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laws, including, without limitation, establishing a “due diligence” defense or (xii) in protecting and enforcing our rights with respect to this ABL Commitment Letter. Nothing in this Section 8 shall apply to any information received by Wells Fargo or its affiliates pursuant to its relationship as an agent, lender, issuing bank, or bank product provider, as the case may be, under or related to the Existing ABL Credit Agreement (which information will be subject to the applicable terms of such agreement) except to the extent that Wells Fargo has actual knowledge that such information was prepared by you or the Sponsor, was provided by you or the Sponsor to the Target and by the Target to Wells Fargo.

Please note that the Arranger and its affiliates do not provide tax, accounting or legal advice.

9.	Waiver of Jury Trial; Governing Law; Submission to Jurisdiction; Surviving Provisions

ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION, SUIT, PROCEEDING OR CLAIM ARISING IN CONNECTION WITH OR AS A RESULT OF ANY MATTER REFERRED TO IN THIS ABL COMMITMENT LETTER IS HEREBY IRREVOCABLY WAIVED BY THE PARTIES HERETO. THIS ABL COMMITMENT LETTER WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK; PROVIDED, HOWEVER, THAT (A) THE INTERPRETATION OF THE DEFINITION OF “COMPANY MATERIAL ADVERSE EFFECT” (AND WHETHER OR NOT A “COMPANY MATERIAL ADVERSE EFFECT” HAS OCCURRED), (B) THE DETERMINATION OF THE ACCURACY OF ANY SPECIFIED MERGER AGREEMENT REPRESENTATIONS AND WHETHER AS A RESULT OF ANY INACCURACY OF ANY SPECIFIED REPRESENTATION AND MERGER AGREEMENT REPRESENTATION THERE HAS BEEN A FAILURE OF A CONDITION PRECEDENT TO YOUR OBLIGATION TO CONSUMMATE THE ACQUISITION OR SUCH FAILURE GIVES YOU THE RIGHT TO TERMINATE YOUR OBLIGATIONS (OR TO REFUSE TO CONSUMMATE THE ACQUISITION) UNDER THE MERGER AGREEMENT AND (C) THE DETERMINATION OF WHETHER THE ACQUISITION HAS BEEN CONSUMMATED IN ACCORDANCE WITH THE TERMS OF THE MERGER AGREEMENT SHALL, IN EACH CASE, BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF FLORIDA, WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAWS PROVISION OR RULE (WHETHER OF THE STATE OF FLORIDA OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF FLORIDA, EXCEPT TO THE EXTENT THAT THE MERGER AGREEMENT PROVIDES FOR NEW YORK LAW TO APPLY TO MATTERS RELATING TO THE FINANCING SOURCES AS DEFINED THEREIN. Each of the parties hereto hereby irrevocably (i) submits, for itself and its property, to the exclusive jurisdiction of (a) the Supreme Court of the State of New York, New York County and (b) the United States District Court for the Southern District of New York, located in the Borough of Manhattan, and any appellate court from any such court, in any action, suit, proceeding or claim arising out of or relating to this ABL Commitment Letter or the Transactions or the performance of services contemplated hereunder or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action, suit, proceeding or claim may be heard and determined in such New York State court or such Federal court, (ii) waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any action, suit, proceeding or claim arising out of or relating to this ABL Commitment Letter, the Transactions or the performance of services contemplated hereunder in any such New York State or Federal court and (iii) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of any such action, suit, proceeding or claim in any such court. Each of the parties hereto agrees to commence any such action, suit, proceeding or claim either in the United States District Court for the Southern District of New York or in the Supreme Court of the State of New York, New York County located in the Borough of Manhattan.

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This ABL Commitment Letter is issued for your benefit only and no other person or entity (other than the Indemnified Persons) may rely hereon.

The provisions of Sections 3, 4, 5, 8 and this Section 9 of this ABL Commitment Letter will survive any termination or completion of the arrangements contemplated by this ABL Commitment Letter including, without limitation, whether or not the ABL Facility Documentation are executed and delivered and whether or not the ABL Facility is made available or any Loans under the ABL Facility are disbursed.

10.	Termination; Acceptance

Our commitments hereunder and our agreements to provide the services described herein will terminate (the “End Date”) upon the first to occur of (i) the consummation of the Acquisition, (ii) the termination of the definitive documentation for the Acquisition in accordance with the terms of Merger Agreement, (iii) a material breach by you or a failure of a condition of this ABL Commitment Letter, (iv) the consummation of the Acquisition without the funding of the ABL Facility and (v) 11:59 p.m., New York City time, on the date which is five (5) Business Days after the Termination Date (as defined in the Merger Agreement as in effect on the date hereof), unless the closing of the ABL Facility has been consummated on or before such date on the terms and subject to the conditions set forth herein.

Wells Fargo had previously executed and delivered a commitment letter with respect to the ABL Facility dated January 27, 2020, which required that it be executed and returned by Holdings to Wells Fargo on or before 5:00 pm New York City time on January 29, 2020. The parties acknowledge that such letter was not executed and delivered by Holdings to Wells Fargo by such time and therefore such commitment letter is terminated in accordance with its terms and replaced and superseded by this ABL Commitment Letter.

This ABL Commitment Letter may be executed in any number of counterparts, each of which when executed will be an original and all of which, when taken together, will constitute one agreement. Delivery of an executed counterpart of a signature page of this ABL Commitment Letter by facsimile or other electronic transmission will be as effective as delivery of a manually executed counterpart hereof.

Please confirm that the foregoing is in accordance with your understanding by signing and returning to the Arranger the enclosed copy of this ABL Commitment Letter on or before 5:00 p.m. New York City time on January 31, 2020, whereupon this ABL Commitment Letter will become a binding agreement between us. If not signed and returned as described in the preceding sentence by such date, together with the ABL Fee Letter as executed by you, this offer will terminate on such date.

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We look forward to working with you on the ABL Facility.

Very truly yours,

WELLS FARGO BANK, NATIONAL ASSOCIATION

By:	/s/ William Chan
Name:	William Chan
Title:	Director

ACCEPTED AND AGREED TO AS OF
THE DATE FIRST WRITTEN ABOVE:

STRATOSPHERE HOLDCO LLC

By:	/s/ Alex Wolf
Name:	Alex Wolf
Title:	Managing Partner

STRATOSPHERE MERGER SUB, INC.

By:	/s/ Alex Wolf
Name:	Alex Wolf
Title:	President

Exhibit A

Project Stratosphere

Transaction Description

Capitalized terms used but not defined in this transaction description shall have the meanings set forth in the ABL Commitment Letter to which this transaction description is attached (including Exhibits B and C thereto).

The Sponsor, together with certain other investors arranged by and/or designated by the Sponsor (the “Investors”), intends to acquire, directly or indirectly, all of the outstanding shares and any other equity interests of Stein Mart, Inc., a Florida corporation (the “Target”), pursuant to the Merger Agreement (as defined below).

In connection with the foregoing, it is intended that:

(a)

The Sponsor, directly or indirectly, establish (i) Holdings, (ii) Stratosphere Intermediary I, Inc. (“Holdings I”), a Delaware corporation that is a wholly owned direct subsidiary of Holdings, (iii) Stratosphere Intermediary II, Inc. (“Holdings II,” and together with Holdings and Holdings I, individually a “Parent Company” and collectively, “Parent Companies”), a Delaware corporation that is a wholly owned direct subsidiary of Holdings I, and (iv) Merger Sub, a Delaware corporation that is a wholly owned direct subsidiary of Holdings II, prior to and after giving effect to the Merger.

(b)

The Rollover Investors (as defined in the Merger Agreement) will execute the Rollover Letters (as defined in the Merger Agreement), thereby effectuating the Rollover Investment, whereby each Rollover Investor will transfer, contribute and deliver to Holdings all of the shares of common stock of the Target (the “Common Stock”) beneficially owned, directly or indirectly, by such Rollover Investor, together with any other securities convertible or exchangeable into Common Stock, in exchange for equity securities of Holdings.

(c)

The Sponsor and other Investors will directly or indirectly contribute to Holdings, which shall upon receipt contribute (through one or more of its subsidiaries) to the Merger Sub, an equity investment (it being understood that the terms of such equity investment, to the extent it consists of equity securities other than common equity, will be reasonably satisfactory to the Arranger) in an aggregate amount of cash not less than the Merger Consideration payable to public shareholders of the Target under the Merger Agreement (the “Equity Contribution”).

(d)

It is understood and agreed that pursuant to that certain Agreement and Plan of Merger (together with all exhibits, schedules, annexes and disclosure schedules thereto, collectively, the “Merger Agreement”), dated as of the date hereof, by and among Holdings, Merger Sub and Target, Holdings (directly or indirectly) will acquire 100% of the outstanding shares of capital stock and other equity interests of the Target by way of the merger of Merger Sub with and into the Target with the Target surviving such merger (the “Merger”) and public shareholders of the Target will receive cash consideration. Holdings may (prior to the Closing Date) assign all of its right, title and interest in, to and under the Merger Agreement to Holdings II (such assignment, the “Merger Agreement Assignment”).

(e)

Concurrently with the Merger, the Target as the surviving corporation and Stein Mart Buying Corp. (the Target and Stein Mart Buying Corp., being individually a “Borrower” and collectively, the “Borrowers,” and together with the Guarantors, individually, an “ABL Loan

Exhibit A – Page 1

Party” and collectively, the “ABL Loan Parties”), will obtain senior secured credit facilities comprised of (i) a $35,000,000 senior secured term loan facility (the “TL Facility”), and (ii) a $240,000,000 senior secured revolving facility (the “ABL Facility” and, together with the TL Facility, the “Senior Secured Facilities”) pursuant to the ABL Commitment Letter and the letter agreement, dated as of the date hereof (as in effect on the date hereof and as attached hereto as Exhibit D, the “TL Commitment Letter”), between the Company and Pathlight Capital LP (the “TL Agent”).

(f)

All existing third party indebtedness for borrowed money of the Target and its subsidiaries under (i) the Existing ABL Credit Agreement, (ii) the Term Loan Agreement dated March 14, 2018, by and among the Borrowers, the guarantors party thereto, the lenders party thereto, and Gordon Brothers Finance Company, as agent, as amended from time to time (the “Existing Term Loan Agreement”), and (iii) other such indebtedness as the parties may agree (which shall exclude letters of credit, capital leases, purchase money indebtedness and equipment financings, any indebtedness permitted to be incurred or remain outstanding under the Merger Agreement after the Closing Date, customary contingent indemnification obligations (for which no claim has been asserted as of the Closing Date) and certain other limited indebtedness that the parties mutually agree may remain outstanding after the Closing Date) will be refinanced or repaid (or in the case of the Existing ABL Credit Agreement at the election of the Arranger and Holdings, refinanced pursuant to an amendment and restatement of the Existing ABL Credit Agreement accompanied by a waiver of all then existing Events of Default under (and as defined in) the Existing ABL Credit Agreement; and it being agreed that any prepayment premium or breakage due under the Existing ABL Credit Agreement will be waived in connection with such refinancing) and the ABL Administrative Agent shall receive reasonably satisfactory evidence of the refinancing and the discharge (or the irrevocable and unconditional (except for receipt of the stated payoff amount) making of arrangements for discharge) of all guarantees and related liens (collectively, the “Refinancing”).

(g)

The proceeds of the Equity Contribution, together with the Rollover Investment, will be applied to pay the consideration in connection with the Acquisition and any other payments required under the Merger Agreement (the “Merger Consideration”). The proceeds of the Senior Secured Facilities funded on the Closing Date and cash on hand of the Company, if applicable, will be applied to pay (i) fees and expenses incurred in connection with the Transactions (such fees and expenses, “Transaction Costs”) and (ii) amounts required in connection with the Refinancing, with any remainder to be credited to the Borrowers’ account for general corporate purposes.

The transactions described above (including the Equity Contribution, the Rollover Investment, the Refinancing, payment of the Merger Consideration and the Transaction Costs) are collectively referred to herein as the “Transactions”.

Exhibit A – Page 2

Exhibit B

Agreed Changes to Existing Credit Agreement

[attached]

Exhibit B – Page 1

Exhibit C

Summary of Conditions Precedent

Capitalized terms used and not otherwise defined herein have the meanings set forth in the ABL Commitment Letter to which this Summary of Conditions Precedent is attached and of which it forms a part.

1.

Concurrent Transactions. The Acquisition shall have been consummated or will be consummated concurrently with the initial funding under the ABL Facility in all material respects in accordance with the terms of the documentation relating to the Acquisition, including the Merger Agreement, as amended, supplemented, waived or otherwise modified, so long as such amendment, supplement, waiver or modification is not materially adverse to the Lenders without the consent of the Arranger; provided, that any amendment, supplement, waiver or modification to the Merger Agreement that does any of the following shall be deemed to be materially adverse to the interests of the Lenders and will require the prior written consent of the Lenders: (a) any modification to the definition of “Company Material Adverse Effect” (as defined in the Merger Agreement), any waiver of the conditions precedent set forth in the Merger Agreement regarding the absence of a “Company Material Adverse Effect” (other than any change to the amount of Excess Availability that is required in order for a Company Material Adverse Effect to not be deemed to have occurred), and any change in the representations in the Merger Agreement to eliminate (from the scope thereof) any event or condition that has otherwise resulted, or would otherwise result, in a “Company Material Adverse Effect”, (b) any reduction in the aggregate purchase price for the Acquisition by more than 10% from the aggregate purchase price set forth in the Merger Agreement approved by the Arranger as set forth above and (c) any change to any FS Provisions (as defined in the Merger Agreement) without the consent of the Arranger. The assignment by Holdings of its rights under the Merger Agreement to Holdings II shall not be deemed to be an amendment requiring the consent of the Arranger, so long as the terms and conditions of such assignment are acceptable to the Arranger.

2.

Rollover Investment. The Rollover Investment shall have been received (or, substantially concurrently with the execution of the ABL Facility, shall be received) by Holdings in accordance with the Rollover Letters, which shall be on terms reasonably satisfactory to the ABL Administrative Agent, and Holdings shall have received executed Rollover Letters, thereby effectuating the Rollover Investment.

3.

Equity Contribution. The Equity Contribution shall have been (or, substantially concurrently with the execution of the ABL Facility shall be funded) and Holdings shall have received net proceeds in connection therewith of not less than the amount of the Merger Consideration required to be paid under the Merger Agreement, such amounts shall have been contributed by Holdings to Holdings I and by Holdings I to Holdings II and the proceeds of the Equity Contribution shall have been used to pay all of the cash portion of the Merger Consideration for the Acquisition.

4.

TL Facility. The TL Facility shall have been (or, substantially concurrently with the execution of the ABL Facility shall be) closed and funded and the Company shall have received net cash proceeds in connection therewith of at least $35,000,000. Documentation for the TL Facility shall be consistent with the TL Commitment Letter and otherwise reasonably satisfactory to the ABL Administrative Agent; provided, that, such documentation shall contain no affirmative, negative or financial covenants or events of default that are more restrictive in any material respect that the affirmative, negative or financial covenants and events of default contained in

Exhibit C – Page 1

ABL Facility Documentation, and the ABL Administrative Agent shall have a received a certified copy of all agreements and instruments executed by any ABL Loan Party, the TL Agent, and any other parties party thereto in connection with the TL Facility and delivered on the Closing Date, which shall be in full force and effect.

5.	Refinancing. The Refinancing shall have been consummated, or substantially concurrently with the initial borrowings under the Senior Secured Facilities, shall be consummated.

6.	Company Material Adverse Effect. Since the date of the Merger Agreement, a Company Material Adverse Effect shall not have occurred.

7.

Definitive Documents; Customary Closing Conditions. Subject to the Documentation Principles described below, the negotiation, execution and delivery of appropriate definitive loan documents with respect to the ABL Facility (which may include the amendment and restatement of the Existing ABL Credit Agreement), which shall be negotiated by the parties hereto in good faith in a manner consistent with this ABL Commitment Letter, together with other terms and provisions mutually agreed to be reasonable and customary for transactions of this type (collectively, the “ABL Facility Documentation”). The ABL Loan Parties shall have provided or caused to be provided to Wells Fargo: (a) customary legal opinions (which shall be reasonably acceptable to ABL Administrative Agent), (b) customary evidence of authority from each ABL Loan Party, (c) customary closing certificates and officer’s certificates from each ABL Loan Party, (d) good standing certificates (to the extent applicable) in the respective jurisdictions of organization of each ABL Loan Party, (e) confirmation of repayment of all existing debt and other scheduled debt existing on the Closing Date, subject to reasonably satisfactory payoff letters; (f) subject to the Certain Funds Provision, perfection of liens, pledges, and mortgages on the collateral to secure the ABL Facility free and clear of all liens, subject to customary exceptions to be mutually agreed upon (and subject to the Certain Funds Provisions); (g) the results of customary lien, judgment, litigation and bankruptcy searches (in each case dated as of a date reasonably satisfactory to the ABL Administrative Agent); (h) the Intercreditor Agreement, (i) a solvency certificate from the chief financial officer of each ABL Loan Party in the form attached hereto as Annex I; (j) evidence of insurance coverage including certificates naming the ABL Administrative Agent as additional insured and lender’s loss payee to casualty and business interruption insurance or equivalent applicable in the relevant jurisdiction; (k) a customary borrowing request (subject to the Certain Funds Provision); and (l) current borrowing base certificate dated as of the Closing Date (or such other date agreed to by the ABL Administrative Agent).

8.

KYC, Etc. Arranger and Lenders shall have received at least ten (10) business days prior to the Closing Date, to the extent requested at least twenty (20) business days prior to the Closing Date, all documentation and other information required by a Lender under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act (and including satisfactory legal organization chart signed by the Company, formation documents and W-9s), Wells Fargo shall have received FDPA compliance approval, and to the extent that a Borrower qualifies as a “legal entity customer” under 31 C.F.R. §1010.230 (the “Beneficial Ownership Regulation”), the Arranger and Lenders shall have received, at least ten (10) Business Days before the Closing Date, a beneficial ownership certification under the Beneficial Ownership Regulation in relation to each ABL Loan Party.

9.

Documentation Principles. The ABL Facility Documentation shall be substantially consistent with the Existing ABL Credit Agreement and other related documents or as otherwise mutually agreed, in each case subject to the Agreed Modifications and other modifications giving due regard to the operational and strategic requirements of the Borrowers and their respective

Exhibit C – Page 2

subsidiaries in light of their consolidated capital structure, size, industry and practices (including, without limitation, the leverage profile, projected free cash flow generation of the Borrowers, their respective subsidiaries and regulatory profile and the “taking private” of Target), including the applicable Parent Companies as guarantors (individually a “Guarantor” and collectively, “Guarantors”, except as provided below) and each as an ABL Loan Party, the nature of the collateral, reporting and other systems, excess availability, the proposed business plan, updates for administrative and operational practices and procedures of ABL Administrative Agent, and changes in law or accounting standards in each case, after giving effect to the Transactions and in any event (a) will not be subject to any conditions to the availability and initial funding of the ABL Facility on the Closing Date other than as set forth herein and (b) will contain only the mandatory prepayments, representations, warranties, covenants and events of default expressly set forth in the Existing ABL Credit Agreement (giving effect to the Agreed Modifications and to other modifications as provided above) and the other related documents, together with other customary loan document provisions and with standards, qualifications, thresholds, exceptions for materiality or otherwise and “baskets,” grace and cure periods, in each case to the extent not provided herein to be mutually agreed by the Borrowers and the Lenders, consistent with these documentation principles (the “Documentation Principles”), the definitive terms of which will be negotiated in good faith to finalize the ABL Facility Documentation, giving effect to the Certain Funds Provisions, as promptly as practicable after the acceptance of the ABL Commitment Letter to the extent feasible to facilitate a closing prior to the termination of the Merger Agreement. In the event that all of the right, title and interest of Holdings under the Merger Agreement and all related documents is assigned to Holdings II pursuant to the Merger Agreement Assignment on terms and conditions satisfactory to ABL Administrative Agent, then the only Parent Company required to be a Guarantor shall be Holdings II and the ABL Facility Documentation may be subject to changes consistent therewith. The intercreditor agreement to be entered into with the TL Agent at Closing (the “Intercreditor Agreement”) will be on terms substantially consistent with the Intercreditor Agreement, dated March 14, 2018, between Wells Fargo as ABL Agent and Gordon Brothers Finance Company as Term Agent.

10.

Minimum Excess Availability. Borrowers shall have minimum opening Excess Availability of not less than thirty-five percent (35%) of the Borrowing Base used for purposes of the Closing, after the application of proceeds of the initial Loan and/or the issuance of the initial Letters of Credit and after provision for payment of all fees and expenses of the transaction required to be paid by Borrowers on the Closing Date under the ABL Facility Documentation.

11.

Financial Statements. The ABL Administrative Agent shall have received the interim unaudited balance sheet of Target and the related unaudited statements of operations, shareholders’ equity and cash flows for each fiscal month that is at least 45 days prior to the Closing Date.

12.

Fees and Expenses. All reasonable costs, fees, expenses (including, without limitation, reasonable legal fees and expenses) and other compensation contemplated by the ABL Commitment Letter and the ABL Fee Letter payable to the ABL Administrative Agent or the Lenders shall have been paid and in the case of such costs and expenses to the extent invoiced at least one business day prior to the Closing Date (but not the fees payable to ABL Administrative Agent or any Lender provided for in the ABL Fee Letter, which shall not require an invoice) and you shall have caused the ABL Loan Parties to become liable in all respects with all of your obligations under the ABL Commitment Letter and the ABL Fee Letter, effective upon the consummation of the Acquisition on the Closing Date.

13.

Representations and Warranties. The Specified Representations and the Specified Merger Agreement Representations shall be true and correct in all material respects, unless qualified by materiality or “Company Material Adverse Effect” or words of similar import, in which case such representations shall be true and correct in all respects.

Exhibit C – Page 3

Annex I

Form of Solvency Certificate

This Solvency Certificate (this “Certificate”) is delivered pursuant to Section [    ] of the Credit Agreement, dated as of the date hereof among [                    ], a [            ] (the “Company”) and [                    ], a [            ] (“Holdings”), [            ], as the Administrative Agent and the other Lenders parties thereto. Unless otherwise defined herein, capitalized terms used in this Certificate shall have the meanings set forth in the Credit Agreement.

I, [            ], solely in my capacity as the [Chief Financial Officer] of the Company, do hereby certify on behalf of the Company that as of the date hereof, after giving effect to the consummation of the Transactions contemplated by the Credit Agreement:

1.    The sum of the debt (including contingent liabilities) of Holdings and its subsidiaries, on a consolidated basis, does not exceed the present fair saleable value (calculated on a going concern basis) or the fair value of the present assets of Holdings and its subsidiaries on a consolidated basis.

2.    The capital of Holdings and its subsidiaries, on a consolidated basis, is not unreasonably small in relation to their business as operated or otherwise as contemplated on the date hereof.

3.    Holdings and its subsidiaries, on a consolidated basis, have not incurred and do not intend to incur, or believe that they will incur, debts including current obligations, beyond their ability to pay such debts as they become due in the ordinary course of business.

4.    For purposes of this Certificate, the amount of any contingent liability has been computed as the amount that, in light of all of the facts and circumstances existing as of the date hereof, represents the amount that can reasonably be expected to become an actual or matured liability.

5.    In reaching the conclusions set forth in this Certificate, I have made such other investigations and inquiries as I have deemed appropriate, having taken into account the nature of the particular business anticipated to be conducted by Holdings and the subsidiaries after the consummation of the Transactions contemplated by the Credit Agreement.

[Remainder of this page intentionally left blank.]

Annex I – Page 1

IN WITNESS WHEREOF, I HAVE EXECUTED THIS Certificate as of the date first written above.

[ ]

By:
Name:	[ ]
Title:	[Chief Financial Officer]

Annex I – Page 2

Exhibit D

TL Commitment Letter

[attached]